February 28, 2014

Via Email
United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-7010

ATTENTION:
Loan Lauren P. Nguyen
Special Counsel

Re: Guate Tourism, Inc.
Registration Statement on Form S-1
Filed January 29, 2014
File No. 333-193621

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: There are no such written communications or written reports being provided to investors

2. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no assets excluding cash, no revenues to date and no operations. We also note that significant steps remain to commence your business plan. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. Discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also, please revise the Risk Factors section on page 8 accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Response: We have revised as requested by adding the following disclosures in the Cover Page:

“We are a development stage company with nominal operations and assets. As a result, we are considered a shell company under Rule 405 of the Securities Act and are subject to additional regulatory requirements as a result of this status, including limitations on our shareholders’ ability to re-sell their shares in our company, as well as additional disclosure requirements. Accordingly, investors should consider our shares to be a high-risk and illiquid investment. See "Risk Factors" for the risks of investing in a shell company.”

And we have included a Risk Factor section on page 8 accordingly.

3. Please remove references to specific companies such as Black Cat Hostels, the Intercontinental Hotel and Fodor’s unless you have an executed agreement currently in effect.

Response: We have removed references accordingly.

Prospectus Summary, page 5

4. Please disclose your current cash balance in this section as of the most recent practicable date and update that with any subsequent amendment.

Response: We have disclosed our current cash balance as of February 25, 2014.

5. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise the summary to briefly describe the steps that you have taken to date to commence your business and any obstacles involved before you can commence the planned operations.

Response: We have revised statements including “will do” to “intend”, “expect to” or “try to” to not disproportionately emphasize our future plans or aspirations.

Risk Factors, page 8

6. Please include a risk factor describing the ability to effect service of process on your officers and directors because your principal executive office and operations are located in a foreign jurisdiction.

Response: We have included a risk factor in the Risk Factor section.

Because we do not have an escrow account, page 9

7. Please revise the heading of this risk factor to more clearly describe the risk.

Response: We have revised the heading of this risk factor.

We will incur ongoing costs, page 12

8. Please revise this risk factor to quantify the anticipated costs of being a public company and disclose that those expenses will be an additional challenge to profitability.

Response: We have revised this risk factor accordingly.

Use of Proceeds, page 12

9. It appears that the total for the expenses that you have described as establishing an office under the $40,000 offering proceeds scenario equals $10,000 yet the table on page 13 shows a total of $13,500. Please revise or advise.

Response: We have revised our expenses under the $40,000 offering proceeds scenario accordingly.

10. Under the $60,000 offering proceeds scenario, you list the cost of establishing an office as $10,500 yet the table on page 13 shows a total of $13,500. Please revise or advise.

Response: We have revised the $10,500 to the $13,500 in the offering proceeds scenario.

Management’s Discussion and Analysis, page 16 Web Development, page 17

11. We note your disclosure regarding additional future website maintenance in this section. Please include this item as a cost in your Use of Proceeds section, or if this is not an additional cost, please explain why.

Response: In the Web Development sections on page 17 the $3,500 to create our website and $500 of hosting and registration are included in Web Development paragraph under $40,000. The $3,000 that will be paid to the designer only if we raise the maximum amount is included in the paragraph Web development under $80,000. We have revised that paragraph to say that the funds “will increase to $8,000 as another $3,000 will be paid to web developer to add additional features and improve our website.”

Results of Operations, page 18

12. We note your disclosure that you sold a total of 6,000,000 shares of common stock to your secretary and director yet elsewhere in the prospectus you state that your director owns all 6,000,000 shares. Please also refer to the security ownership table on page 25 and Note 5 to your financial statements. Please revise or advise.

Response: We have revised the disclosure on page 19 now showing that the 6,000,000 shares of common stock was only sold to our president as stated everywhere else in the form S-1.

Significant Accounting Policies, page 19

13. Please eliminate the reference to the utilization of the cash basis of accounting, and make any adjustments to your financial statements necessary to report on the accrual basis of accounting. Please note the cash basis of accounting is not compliant with accounting principles generally accepted in the United States of America.

Response: We have revised the reference accordingly.

Description of Business, page 20

14. Please revise the first paragraph under this section and throughout to clarify that you are a development stage company and have yet to commence operations as your descriptions of your business are aspirational in nature.

Response: We have revised the paragraph accordingly.

15. Please revise this section to provide investors with details regarding the timelines you face in reaching your goals. Additionally, please clarify when you expect to generate revenue.

Response: We have included a disclosure accordingly.

16. Please clarify the fourth paragraph under this section to clarify that it is your belief that your website will contain all the tools in one place for consumers.

Response: We have revised the paragraph accordingly.

17. We note your disclosure that you plan to market your business to travelers, vendors, and clients worldwide. Please disclose whether the content on your website will be available in several languages and, if so, which languages.

Response: We have added a disclosure about languages in that section.

Offices, page 22

18. Given the absence of a written rental agreement, please disclose that there is no guarantee that the office space provided by Ms. Bamaca will continue to be made available without cost in the future.

Response: We have revised the paragraph accordingly.

Directors, Executive Officers, page 23

19. Please revise to briefly discuss Ms. Bamaca’s specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as a director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Response: We have included a disclosure about Ms. Bamaca’s specific experience.

Certain Relationships and Related Transactions, page 25

20. We note that Ms. Bamaca has agreed to loan the company funds to open a bank account. Please clarify whether there is a written agreement for such loan and explain within your disclosure whether Ms. Bamaca has committed to any particular level of funding, either in amount or within a time period. For any amounts that you may require, please tell us whether Ms. Bamaca has the means to contribute the required amounts to the business.

Response: We have added a disclosure in the section accordingly.

Experts, page 28 Item 16. Exhibits, page 33

21. Please revise your Experts disclosure and the Exhibits list to reference Thomas J. Harris, CPA, and not Harris & Gillespie PLLC.

Response: The Expert disclosure and the Exhibits have been revised.

Sincerely,

/s/ Blanca Bamaca
President
Guate Tourism Inc.